PROGEN
December 2006
Committed to improving health outcomes for cancer patients

Safe Harbour Statement
This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capital needs, general economic conditions and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that clinical data will remain scientifically, medically or commercially relevant or that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

PI-88 Liver Cancer Phase II Results

Liver cancer
removed via
surgery
(resection)
Last patient
completes study
36 weeks
12 weeks
4-6 weeks
Begin treatment
Last patient completes
treatment.
►
Preliminary data analysis:
►
Disease free rate 30 weeks
►
Time to recurrence (DFS)
Final data analysis:
►
Disease free rate 48 weeks
►
Time to recurrence (DFS)
Data analysis
Phase II post-resection liver cancer timeline

200
180
160
140
120
100
80
60
40
20
0
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07

PROGEN INDUSTRIES LIMITED

Enrolled patients
Active patients
Last
patient in
Last patient out
– preliminary
data analysis
can be released
Database is cleaned, locked and final analysis conducted
Phase II timing of data releases

Stage 1
(168 patients)
Liver cancer patients
No treatment
250 mg PI-88
160 mg PI-88
58 patients
56 patients
54 patients
Efficacy comparison:
1.
Disease free status
2.
Disease free survival (time to recurrence)
Higher dropout rate
(12 patients),
inappropriate dose
for future studies
Phase II post-resection liver cancer

35%
30%
25%
20%
15%
10%
5%
0%
Untreated
160 mg PI-88

PROGEN INDUSTRIES LIMITED

1 in 3 chance
of recurrence
1 in 5 chance
of recurrence
Risk of recurrence at 30 weeks

Control
160mg
Percent non recurrence
Weeks
100
95
90
85
80
75
70
65
60
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32

PROGEN INDUSTRIES LIMITED

76% improvement in time to
recurrence (disease free
survival) at the 80th percentile.
17 weeks versus 30 weeks
79.2%
64.9%
14%
17 weeks
30 weeks
Improvement in time to recurrence

Herceptin trastuzumab
Genentech
100
90
80
70
60
50
0
Disease-free Survival (%)
0
1
2
3

PROGEN INDUSTRIES LIMITED

Herceptin plus standard post-resection chemotherapy regimen approved based on:
►
  12% improvement in disease-free rate
►
Estimation of 33% improvement in time
time to recurrence (DFS)
PI-88’s Phase II preliminary data analysis
►
recurrence rate 14% improvement
►
time to recurrence (disease-free survival)
76% improvement
3500 patients from 2 Phase III trials
Romond et al, N. Engl. J. Med. 2005, 353, 1673
“…the most stunning results I have seen in adjuvant trial
during my whole professional career”
“biology has spoken and we should listen”
Chairman of ASCO 2005, Dr George Sledge
Years
12%
Herceptin
  87.1%
Control
  75.4%
Analogy: Herceptin, major breakthrough in
post-resection breast cancer

PI-88 moves to Phase III

90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Death % at 5 years
Recurrence of disease % at 5 years
Localized breast cancer
Localized lung cancer
Localized liver cancer

PROGEN INDUSTRIES LIMITED

No standard
therapies
Radiation,
Chemotherapy
Hormone therapy,
Chemotherapy,
and Targeted
therapies
Clarke et al, Lancet. 2005 Dec 17;366(9503): 2087-106
Rubins et al, Lung Cancer, 2000 Apr 28 (1): 21-27
Poon et al, J. Clinical Oncology, 2000: 1094-1101
High unmet need and no standard therapies for
post-resection liver cancer

PI-88 Phase III indicative design
Randomized 2 arms
PI-88
400 - 600 patients
No treatment
400 - 600 patients
►
FDA recommended – 1 pivotal trial and accelerated approval based on disease free survival (time to first recurrence)
►
International CRO to conduct the trial in US and Asian centers
►
Phase II outcome will be used to guide the Phase III design
►
Final trial design (patient number and endpoints) will be defined in the SPA process

Potential Timeframes
Phase II
Filing
Phase III
2006		2007				2008				2009				2010				2011
Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
1st Pt
recruited
Last Pt
recruited
PRODUCT
LAUNCH
SPA Process
Data Analysis
Timeline to first registration – liver cancer

27%
30%
25%
15%
Target PI-88 treated
patients
10
12
12
9
Approx. treatment
time (months)
8.7B
10B
9.1B
0.7B
Total PI-88
addressable market
(USD)
* S.G. Cowen 2005
100%
6
2.4B
540,000
Prostate
Cancer
830,000
677,000
115,000
Incidence (number of
patients/year)
WW – including US,
EU, Japan, China and
SE Asia
Lung Cancer
(NSCL)
Liver Cancer
Melanoma
90,000
Multiple
Myeloma
Opportunity: PI-88 Addressable Market
►
Pricing likely to be similar to Avastin, Sutent and Nexavar (USD$4- 5k/mth)
►
Angiogenesis inhibitors are expected to be worth in excess of USD$10B* by 2010
►
PI-88 has a novel mechanism and will be an attractive combination therapy

The Strategy
►
Post Phase II results:
▪
Phase III clinical program set
▪
Path to registration set
▪
Focus on speed to market and pursue product launch
►
Maintain flexibility
▪
Licensing
▪
Co-marketing/co-development
▪
Distribution agreements
▪
Market in some territories
►
Expand the pipeline by moving drug discovery compounds into clinical development
Each day that passes is one day longer that the product is not available to liver cancer patients

PROGEN
Committed to improving health outcomes for cancer patients